File No. 82-1264

04 APR -5 7:21

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

April 1, 2004

04024101

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

We have made public March 30, 2004, the following messages.

- Notice Concerning Stock Options (Stock Acquisition Rights)

In accordance with the Rule 12g 3-2(b), we herewith enclose above document.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

Sincerely,

Koki Takahashi
Treasurer
Bridgestone Corporation

dw 4/6

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

Notice Concerning Stock Options (Stock Acquisition Rights)

Tokyo (March 30, 2004)— Bridgestone Corporation (the "Company") announced today that its Board of Directors resolved at a meeting today to issue stock acquisition rights as detailed below. The board of directors' resolution followed approval of the pertinent agendum at the Company's general shareholders' meeting earlier in the day. This resolution is pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan.

1. Date of issue of stock acquisition rights

   May 6, 2004

2. Number of stock acquisition rights to be issued

   264 lots

3. Issue price

   Gratis

4. Number and class of shares subject to stock acquisition rights

   264,000 shares of common stock, in lots of 1,000 shares

5. Price for the exercise of stock acquisition rights

   To be determined on May 6, 2004

6. Total value of the Company's shares to be issued or transferred on exercise of stock acquisition rights

To be determined on May 6, 2004

7. Certificates to be issued in representation of stock acquisition rights

   The Company will issue certificates in representation of stock acquisition rights on and only on request by a holder of stock acquisition rights

8. Amount of any common stock of the Company issued for stock acquisition rights to be included in the "common stock" component of shareholders' equity

   One-half of the paid-in amount, any amounts of less than one yen to be rounded up to the nearest yen

9. Persons eligible to participate in the stock acquisition rights

   68 persons: 9 directors and 59 employees of the Company

Additional Information

1. Date of the meeting where the board of directors adopted the agendum for presentation to the general shareholders' meeting

   February 20, 2004

2. Date of approval of the agendum at the general shareholders' meeting

   March 30, 2004

3. Period for the exercise of stock acquisition rights

   April 1, 2006 to March 31, 2011

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